Exhibit 1.01

Foot Locker, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2020

The information in this report includes the activities of Foot Locker, Inc. (the “Company”) and its consolidated subsidiaries. As used herein, tin, tantalum, tungsten, and gold (commonly referred to as “3TG”) are referred to as “Conflict Minerals,” without regard to the location of origin of the minerals or derivative metals, and Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and Form SD, are referred to collectively as the “Conflict Minerals Rule.” Refer to the Conflict Minerals Rule for definitions of certain terms used in this report, unless otherwise defined herein.

A.Company Overview

The Company, a leading global retailer of athletically inspired shoes and apparel, leads the celebration of sneaker and youth culture around the globe through a portfolio of brands including Foot Locker, Kids Foot Locker, Champs Sports, Eastbay, Footaction, and Sidestep. With approximately 3,000 retail stores in 27 countries across North America, Europe, Asia, Australia, and New Zealand, 127 franchised stores in the Middle East, as well as websites and mobile apps, the Company’s purpose is to inspire and empower youth culture around the world, by fueling a shared passion for self-expression and creating unrivaled experiences at the heart of the global sneaker community. The Company has its corporate headquarters in New York.

The substantial portion of the Company’s retail business is comprised of branded merchandise.  The Company also contracts the manufacturing of certain private-label apparel and accessories, but only an insignificant portion of that private-label product has metal components.  In accordance with the U.S. Securities and Exchange Commission (“SEC”) rules, the Company undertook good faith efforts to determine if any of the private-label product contracted by it to be manufactured contained conflict minerals necessary to the functionality or production of the product that may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”).

The Company used the guidance published by the American Apparel and Footwear Association as a point of reference in determining product applicability. Based on information provided by relevant suppliers, in the applicable period many of the following items are made of alloy, but some may contain tin: Buckles; Buttons; D Rings; Eyelets; Key Hooks; Key Rings; and Zippers.

B. Reasonable Country of Origin Inquiry (RCOI)

The Company relies upon its suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. The Company integrated responsible sourcing of minerals requirements with the Conflict Minerals Policy and Vendor Standards Manual.  The Company’s suppliers are expected to provide the 3TG sourcing information to us per the Conflict Minerals Policy and Vendor Standards Manual.

The Company is in contact with its suppliers about Conflict Minerals and informs new suppliers about Conflict Minerals to educate its suppliers regarding the relevant SEC requirements and its due diligence expectations.

The Company’s RCOI included:

1.	Identification of relevant suppliers, which are those that provided products that contained metallic components that may contain tin, tungsten, tantalum, and gold.
2.	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the Responsible Business Alliance (“RBA”), formerly the Electronic Industry Citizenship Coalition/Global e-

Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“Template”) to identify the smelters and refiners.
3.	Developing a detailed supplier training program and providing instruction to relevant suppliers with regard to completing the supply chain survey.

C. Due Diligence Process

The Company’s due diligence efforts were based on the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) following the guidance provided in Annex I “Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain” included in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (“OECD guidance”).

The Company’s due diligence measures included:

1.Management Systems

The Company has adopted a Conflict Minerals Policy, which is available at footlocker.com/corp.

The Company has established a management system for complying with the applicable rules. The Company’s management system includes the development of a Conflict Minerals Steering Committee comprised of the Senior Vice President – Global Supply Chain, Senior Vice President, General Counsel and Secretary, and Senior Vice President and Chief Accounting Officer, which is responsible for developing, communicating, and monitoring compliance with its policies, as necessary.  Additionally, the Company has created a cross-functional team from relevant functions, such as private-label purchasing and quality assurance.

2.Identifying and Assessing Risks

The Company adopted the Template that the Responsible Minerals Initiative, formerly the Conflict-Free Sourcing Initiative, has created for collection of information regarding use and origin of conflict minerals in the Company’s supply chain.

The Company requires relevant suppliers to purchase functional metallic trim from nominated trim suppliers who have all submitted letters confirming that they have conducted a RCOI and have no reason to believe that its conflict minerals originated from the DRC or the Covered Countries.

3.Design and Implement a Strategy to Respond to Risks

The Conflict Minerals Policy incorporates the standards set forth in Annex II of the OECD guidance, and includes:

a. Strengthening the process to identify conflict minerals used in the Company’s private-label products by working closely with its purchasing agents;

b. Improving the ability to identify and trace conflict minerals in its the supply chain through the use of the RBA / GeSI Template and locally-based employees to facilitate training and response; and

c. Communicating the Company’s expectations under the policy to suppliers of materials potentially containing conflict minerals.

The Steering Committee continues to develop supplier engagement strategies to foster complete and accurate information about Conflict Minerals in the Company’s supply chain and encourage responsible sourcing strategies moving forward.

4.Report Annually on Supply Chain Due Diligence

The Company files a Form SD and Conflict Minerals Report each year with the SEC.

D. Due Diligence Results

The Company has identified 21 direct suppliers of its private-label products, 13 of which are within the scope of the RCOI.  Of these 13 suppliers, all metallic trims were purchased from one of the Company’s nominated trim suppliers. As a result of the Company’s RCOI, it has no reason to believe that any of the conflict minerals in its products originated in the DRC or any covered countries.